A-Power and Tieling Tiexin Cement Co. Ltd,
Signs Waste-Heat Power Generation Construction Contract

Shenyang, China, December 3, 2009 -- A-Power Energy Generation Systems, Ltd. (NASDAQ: APWR) ("A-Power" or “the Company”), a leading provider of distributed power generation (“DG”) systems in China and a fast-growing manufacturer of wind turbines, today announced it has signed construction waste-heat power generation contract with Tieling Tiexin Cement Co. Ltd.

Tieling Cement Waste-heat Power Generation will be located in Tieling City, Liaoning province. A-Power has been working with Tiexin Cement since 2007. Currently A-Power’s contracted projects include three main generators of power station: the steam turbine, the boiler and power generator. A-Power is also responsible for installation, adjustment of the precipitator, construction, procurement of the equipment and construction material. Contract total approximates 110 million RMB (16 million USD). A-Power will act as the general contractor; its responsibilities include the construction, procurement, installation and adjustment of equipments trial operation of the micro-grid DG. The construction will commence in December 2009 and will be completed in May 2010.

Mr. Jinxiang Lu, CEO of A-Power Generation, commented, “A-Power has enjoyed excellent working relationship with Tiexin Cement since 2007. Previously completed cement waste-heat power generation projects for Tiexin Cement have been fully operational and connected to the grid. Tiexin has been satisfied with the quality of our work in the past.”

About A-Power

A-Power Energy Generation Systems Ltd. ("A-Power"), through its China-based operating subsidiaries, is the largest provider of distributed power generation systems in China, focusing on energy-efficient and environmentally friendly projects of 25MW to 400MW. In 2008, A-Power entered the wind energy market and has built China's largest wind turbine manufacturing facility, located in Shenyang, Liaoning Province, with technologies licensed from German FUHRLÄNDER AG and Denmark-based Norwin, and a total annual production capacity of 1,125MW. In March 2009, A-Power entered into an agreement to establish a Joint Venture partnership with GE Drivetrain Technologies to produce wind turbine gearboxes in Shenyang. A-Power also has strategic relationships with Tsinghua University in Beijing and the China Academy of Sciences in Guangzhou to develop and commercialize other renewable energy technologies. For more information, please visit http://www.apowerenergy.com.

Safe Harbor Statement

This press release may contain forward-looking statements. Any such statement is made within the 'safe harbor' provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and other similar statements. Statements that are not historical facts, including statements relating to anticipated future earnings, margins, and other operating results, future growth, construction plans and anticipated capacities, production schedules and entry into expanded markets are forward-looking statements. Such forward-looking statements, based upon the current beliefs and expectations of our management, are subject to risks and uncertainties, which could cause actual results to differ materially from the forward-looking statements, including but not limited to, the risk that: inclement weather conditions could adversely affect our operating results in particular quarters and/or fiscal years; we may experience construction, manufacturing and development delays on our projects which could adversely affect our financial condition and operating results; various memorandum of understandings we signed with third parties may not evolve into definitive contracts and thus, we may not derive revenues from such agreements; our limited operating history and recent entrance into new jurisdictional markets may make it difficult for you to evaluate our business and future prospects; we may not be able to successfully develop our business in new jurisdictional markets, which would have a negative impact on the results of our operations derived from such new jurisdictional markets;  our customers may not be able to obtain the financing required for these projects, and thus, we may not be able to derive revenues from such agreements,  as well as other relevant risks detailed in our filings with the Securities and Exchange Commission, including those set forth in our annual report filed on Form 20-F for the fiscal year ended December 31, 2008. The information set forth herein should be read in light of such risks. We assume no obligation to update the information contained in this press release, except as required under applicable law.

Contact:

John S. Lin
Chief Operating Officer
A-Power Energy Generation Systems
john@apowerenergy.com

Dixon Chen
Investor Relations
Grayling
+1-646-284-9403
dixon.chen@us.grayling.com